SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 8)

DIGIMARC CORPORATION

(now known as L-1 Secure Credentialing, Inc.)

(Name of Subject Company)

DIGIMARC CORPORATION

(now known as L-1 Secure Credentialing, Inc.)

(Name of Person Filing Statement)

Common Stock, Par Value $0.001 Per Share

(including the associated preferred stock purchase rights)

(Title of Class of Securities)

253807101

(CUSIP Number of Class of Securities)

Robert V. LaPenta
Chairman and Chief Executive Officer
c/o L-1 Secure Credentialing, Inc.

9405 S.W. Gemini Drive

Beaverton, Oregon 97008

(503) 469-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

With a copy to:

Marita A. Makinen

Kyle C. Krpata

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

☐            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 8 to the Schedule 14D-9 (this “Amendment”) amends and supplements the Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on July 3, 2008 (as the same has been or may be amended or supplemented from time to time, the “Schedule 14D-9”) by Digimarc Corporation, a Delaware corporation (“Digimarc”). The Schedule 14D-9 relates to the tender offer by Dolomite Acquisition Co. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of L-1 Identity Solutions, Inc., a Delaware corporation (“L-1”), to purchase all of the outstanding shares of common stock, par value $0.001 per share, of Digimarc, together with the associated preferred stock purchase rights of Digimarc (collectively, the “Shares”) at a purchase price of $12.25 per Share (the “Offer Price”), net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase, dated July 17, 2008 (the “Amended and Restated Offer to Purchase”), and in the related Amended and Restated Letter of Transmittal (that, together with the Amended and Restated Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer was made in connection with an Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, as amended by Amendment No. 1, dated as of July 17, 2008, by and among L-1, Purchaser and Digimarc (as such may be amended or supplemented from time to time, the “Merger Agreement”). The Offer is described in the Schedule TO, filed by L-1 and Purchaser with the SEC on July 3, 2008, as amended (as such may be amended or supplemented from time to time, the “Schedule TO”). Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9.

The information in the Schedule 14D-9 is incorporated in this Amendment by reference to all of the applicable items in the Schedule 14D-9, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 8.                                   Additional Information.

Item 8 is hereby amended and supplemented by adding the following text:

“(j)                              Expiration of Subsequent Offering Period; Top-Up Option; Completion of Merger

“The subsequent offering period was scheduled to expire at 5:00 p.m., New York City time, on Friday, August 8, 2008. In accordance with the Merger Agreement, Purchaser extended the subsequent offering period in connection with the Offer. The extended subsequent offering period expired at 5:00 p.m., New York City time, on Wednesday, August 13, 2008. According to Computershare, the depositary for the Offer, as of such time, an aggregate of 22,093,169 Shares were validly tendered and not withdrawn pursuant to the Offer, representing approximately 88.37% of the outstanding Shares. Purchaser has accepted such tendered Shares for payment pursuant to the terms of the Offer. Payment for Shares accepted for payment will be made promptly.

“In accordance with the Merger Agreement, Purchaser elected to exercise the Top-Up Option, pursuant to which Purchaser purchased 4,086,734 newly-issued Shares directly from Digimarc. Following the purchase of Shares pursuant to the exercise of the Top-Up Option, Dolomite owned, in the aggregate, 26,179,903 Shares, representing more than 90% of the outstanding Shares. Thereafter, L-1 effected a short-form merger under Delaware law and Digimarc became a wholly-owned subsidiary of L-1. Each outstanding Share has been cancelled and (except for Shares held by L-1 or its subsidiaries or Shares for which appraisal rights are properly demanded) converted into the right to receive the same $12.25 in cash per Share, without interest and less any required withholding taxes, that was paid in the Offer. Upon the effectiveness of the Merger, Digimarc’s name was changed to “L-1 Secure Credentialing, Inc.” The Shares ceased to be traded on Nasdaq as of Thursday, August 14, 2008. A copy of L-1’s press release announcing L-1’s completion of the Offer, exercise of the Top-Up Option and completion of the Merger is attached hereto as Exhibit (a)(22) and is incorporated herein by reference.”

Item 9.                                   Exhibits.

Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(22)	Press Release issued by L-1 on August 14, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by L-1 with the SEC on August 14, 2008).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2008

L-1 SECURE CREDENTIALING, INC.
formerly known as Digimarc Corporation

By:	/s/ ROBERT V. LAPENTA
	Name:	Robert V. LaPenta
	Title:	Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)	Offer to Purchase dated July 3, 2008.(1)

(a)(2)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).(1)

(a)(3)	Notice of Guaranteed Delivery.(1)

(a)(4)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(5)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(6)	Press Release issued by L-1 on June 30, 2008 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by L-1 and Purchaser with the SEC on June 30, 2008).

(a)(7)	Press Release issued by Digimarc on June 30, 2008 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed by Digimarc with the SEC on June 30, 2008).

(a)(8)	Form of Summary Advertisement as published on July 3, 2008 in The Wall Street Journal.(1)

(a)(9)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended and Rule 14f-1 thereunder (included as Annex A to this Schedule 14D-9).

(a)(10)	Opinion of Imperial Capital to the Board of Directors of Digimarc Corporation, dated June 29, 2008 (included as Annex B to this Schedule 14D-9).

(a)(11)	Press Release issued by Digimarc on July 7, 2008.(3)

(a)(12)	Press Release issued by Digimarc on July 16, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digimarc with the SEC on July 16, 2008).

(a)(13)	Amended and Restated Offer to Purchase dated July 17, 2008.(2)

(a)(14)	Amended and Restated Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9).(2)

(a)(15)	Amended and Restated Notice of Guaranteed Delivery.(2)

(a)(16)	Press Release issued by L-1 on July 17, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 17, 2008).

(a)(17)	Press Release issued by Digimarc on July 17, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digimarc with the SEC on July 17, 2008).

(a)(18)	Presentation Slides for Digimarc’s July 18, 2008 Webcast (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Digimarc with the SEC on July 18, 2008).

(a)(19)	Press Release issued by Digimarc on July 31, 2008.(3)

(a)(20)	Press Release issued by L-1 on August 4, 2008 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO/A filed by L-1 with the SEC on August 4, 2008).

(a)(21)	Press Release issued by Digimarc on August 4, 2008.(3)

(a)(22)	Press Release issued by L-1 on August 14, 2008 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by L-1 with the SEC on August 14, 2008).

(e)(1)

Amended and Restated Agreement and Plan of Merger, dated as of June 29, 2008, by and among Digimarc, L-1 and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

(e)(2)

Form of Amended and Restated Support Agreements, dated as of June 29, 2008, by and among L-1, Purchaser and certain directors and executive officers of Digimarc (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by L-1 with the SEC on July 3, 2008).

(e)(3)

Form of Indemnification Agreement between Digimarc and each of its executive officers and directors (incorporated by reference to Exhibit 10.19 to the Annual Report on Form 10-K filed by Digimarc with the SEC on March 13, 2006).

(e)(4)

Employment Agreement, dated as of July 16, 2001, between Digimarc and Bruce Davis (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by Digimarc with the SEC on May 15, 2003).

(e)(5)	Form of Change of Control Retention Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Digimarc with the SEC on January 4, 2007).

(e)(6)

Amendment No. 1 to the Amended and Restated Agreement and Plan of Merger, dated as of July 17, 2008, by and among Digimarc, L-1 and Purchaser (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Digimarc with the SEC on July 17, 2008).

(g)	None.

(1) Incorporated by reference to the Tender Offer Statement on Schedule TO filed by L-1 and Purchaser with the SEC on July 3, 2008.

(2) Incorporated by reference to Amendment No. 1 to the Tender Offer Statement on Schedule TO/A filed by L-1 with the SEC on July 17, 2008.

(3) Previously filed.